UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 29, 2022

We hereby inform you as a Relevant Information Communication that today the Board of Directors agreed to amend the Board of Directors' Regulations to allow the appointment of non-voting observer members to the Audit Committee in accordance with the provisions of Rule 10A-3 of the Securities Act and, in addition, to change the composition of the Board of Directors' Committees in accordance with the following:

FINANCE, RISK AND INVESTMENT COMMITTEE
Pablo Kühlenthal (Chairman)
Gustavo Buffara
Julio Dittborn

TALENT COMMITTEE
Juan Revilla (Chairman)
Santiago Hernando
Esteban Vitón

ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE
Gema Esteban (Chairman)
Pablo Kühlenthal
Antonio Carlos Valente

AUDIT AND COMPLIANCE COMMITTEE
Carlos Rojas (Chairman)
Santiago Hernando - regular member
Antonio Carlos Valente - regular member
Juan Revilla - observer member

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: April 29, 2022